Filed by Senstar Technologies Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Senstar Technologies Ltd.
Commission File No.: 000-21388

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

SENSTAR TECHNOLOGIES LTD.
(Name of Registrant)

10th F. Gibor Sport Tower 7 Menachem Begin Road Ramat Gan 5268102, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8, File Nos. 333-164696, 333-174127 and 333-190469.

Senstar Technologies Ltd. (“Senstar”)

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Press release: Senstar Technologies Announces Intent to Redomicile to Canada

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SENSTAR TECHNOLOGIES LTD.
(Registrant)

By: /s/ Tomer Hay
Tomer Hay
Chief Financial Officer

Date: September 27, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press release: Senstar Technologies Announces Intent to Redomicile to Canada

EXHIBIT 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road	T: +972-74-794-5200
Ramat Gan 5268102, Israel	www.senstartechnologies.com

Senstar Technologies Announces Intent to Redomicile to Canada

Ramat Gan, Israel, Sept. 27, 2023 /PRNewswire/ -- Senstar Technologies Ltd. (the “Company”) (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced that it intends to move the corporate domicile of the Company to the Province of Ontario, Canada. The Company is currently incorporated under the laws of the State of Israel.

The Board of Directors believes that transitioning to Canada from Israel will assist the Company in achieving its strategic objectives. The vast majority of the Company’s employees and substantially all of its operating assets are located in Canada. The Company expects that redomiciling will have no material impact on how it conducts its day-to-day operations. The redomiciliation, which is subject to certain conditions, including shareholder approval, is expected to close in the fourth quarter of 2023.

Additional information regarding the company’s plan is available on www.sec.gov in a Form 6-K filed with the Securities and Exchange Commission on September 27, 2023.

This press release does not constitute an offer or invitation for the sale or purchase of securities described herein, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the redomiciliation or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

About Senstar

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities, logistics, correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect the Company’s current beliefs, expectations or intentions regarding future events. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: risks associated with the Company’s ability to obtain the shareholder approval required to consummate the proposed redomiciliation and the timing of the closing of the proposed redomiciliation, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed redomiciliation will not occur; the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement entered into in connection with the redomiciliation; the outcome of any legal proceedings that may be instituted; unanticipated difficulties or expenditures relating to the proposed redomiciliation; and the ability to recognize the anticipated benefits of the proposed redomiciliation. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information: Senstar Technologies Ltd. Tomer Hay, Chief Financial Officer Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Hayden IR Kim Rogers 541-904-5075 Kim@HaydenIR.com